

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 9, 2008

Ms. Vicky F. Savage
Acting Chief Financial Officer
Calton, Inc.
2050 40th Avenue
Suite One
Vero Beach, FL 32960

>   **RE: Form 10-KSB for the fiscal year ended November 30, 2007**
>   **Form 10-QSB for the period ended February 29, 2008**
>   **File No. 1-8846**

Dear Ms. Savage:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief